

August 12, 2010

Via U.S. mail and facsimile

Perry Leopold, Chief Executive Officer
North Bay Resources Inc.
2120 Bethel Road
Landale, Pennsylvania 19446

> **Re:** **North Bay Resources Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 21, 2010**
> **File No. 333-164266**

Dear Mr. Leopold

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Please also update the disclosure regarding material changes during the interim period in Management's Discussion and Analysis of Financial Condition or Plan of Operation.  See Item 303(b)(1) and (b)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 23

2.   We note your response to prior comment 9.  Please revise the opening paragraph to indicate that you have provided information with respect to the beneficial ownership of the company's outstanding *voting securities*, as opposed to outstanding common stock.  In addition, please revise the table to indicate that Mr. Leopold holds 100%, rather than 80%, of the Series I preferred class.

Generative Business Model, page 29

3.      We note your response to prior comment 11 from our letter dated July 9, 2010. Please disclose if you have received the $5,000 from Lincoln Resources, Inc. due August 6, 2010.  Please also disclose the amount that Silver Quest Resources Ltd. has expended of the $250,000 in expenses required under the joint venture agreement to be incurred by October 15, 2010.

Properties, page 31

4.      In response to prior comment 12 from our letter dated July 9, 2010 you disclose on page 31 the amount of money you spent in the aggregate on registration and maintenance fees in 2009 ($38,121) and in the first quarter of 2010 ($11,487), in order to maintain your properties in good standing.  We note that some properties have claims that have expirations dates listed in 2010, and others in 2011.  As such, please disclose the following:

•       The aggregate fees required to maintain all claims listed in this registration statement in good standing for 2010; and
•       In tabular format, the due dates for maintenance fees and the fees paid thus far for each listed property, on an individual basis.

5.      We note a map of the Lardeau Creek property that appears on page 49, but we could not find disclosure of the claims that comprise this property, including the maintenance fees required to be paid.  Please revise to include this information.

Executive Compensation

Base Salary, page 84

6.      We note your responses to prior comments 31 and 13 from our letters dated May 5, 2010 and July 9, 2010, respectively.  Please clarify who determined the compensation of Mr. Leopold, via The PAN Network, which includes an annual salary of $180,000. In this regard, we note that board of directors consists of only two persons:  Mr. Leopold himself, and Mr. Michini, who has been previously employed by Mr. Leopold in the capacity of CFO of Speebo, Inc., a company controlled by Mr. Leopold.  Please clarify the role Mr. Leopold played and if Mr. Leopold acted on behalf of the board in determining his compensation.

Non-Qualified Deferred Compensation, page 85

7.      We note your response to prior comment 15 from our letter dated July 9, 2010; however, you do not appear to have made disclosure responsive to that comment. Please clarify that the restricted stock bonuses were in addition to, and not in lieu of, the deferred base salary compensation.

Summary Compensation Table, page 86

8.      In response to prior comment 16 from our letter dated July 9, 2010, you disclose that total deferred compensation if no payments are made is $216,000 a year, per the agreement with The PAN Network for $18,000 per month.  The summary compensation table, however, only discloses compensation of $180,000 per year, or $15,000 per month.  Please explain how the $3,000 per month for the use of The PAN Network facilities is included as compensation; and if so, explain why this is not included in the summary compensation table as compensation for Mr. Leopold.

Financial Statements

Note 3. Summary of Significant Accounting Policies, page 113

Mineral property costs, page 114

9.      Your response to prior comment 18 indicates that due to certain legal limitations, your claims should not be classified as mineral rights pursuant to ASC 805-20-55-37.  Please explain to us in more detail why the legal limitations of your claims do not allow you to explore, extract, and retain a portion of the benefit from mineral deposits as, notwithstanding any quantitative limitations, your response appears to indicate you have this ability.  In addition, please clarify for us the permitting process for your claims.

Engineering Comments

General

10.     We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources.  If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

        Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

        Please indicate the location of a similar disclaimer in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters.  You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.  Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551- 3611 with any other questions.

Sincerely,


Anne Nguyen Parker
Branch Chief


cc:     Via Facsimile (561) 488-7623
        Christopher K. Davies, Esq.